EXHIBIT F

**Video Transcription: https://youtu.be/D0muD41VVEU?si=buU_P4RBGEj0FRML**

Thank you for joining us today, and welcome to Motoi Pro. I am Rick, CEO and co-founder.

I'm Evan, vice president and co-founder. Pleasure to have you here. We're not just another player in the automotive industry; we're here to revolutionize it with technology—nanotechnology. When Rick and I started Moto Shield Pro back in July of 2015, after years of research and development in nano coatings, we created a unique line of automotive care products that was heavily tested in motor sports, such as Lucas Oil Off-Road, IMSA, NHRA, NASCAR, NASCAR Truck Series, IndyCar, and the Bonneville Landspeed Test, to name a few. The race data and feedback from some of our products led to the development of our current product line, along with the 99% IRR heat-rejecting nanoceramic chemistry, which we then embed into PT film to be used as a leading window tint film.

Our technological advances focused on passionate auto enthusiasts with their desire to use the best automotive care products. We were able to price our products almost 50% less than the leading competitors with inferior products. We just couldn't stand all these companies, such as 3M, Llumar, and XPEL, who were charging so much money for automotive care products but wouldn't spend more on R&D to make better products for consumers. We price our products affordably so that everyone can enjoy the best products at a reasonable price.

Our nanoceramic window tint film has been growing immensely fast, with reviews from popular columns. It was recognized as the best overall window tint film by Forbes in 2024. And let's not forget the praise from Car and Driver, labeling us as "the premium window tint without the premium price tag." Our quality, performance, and price have led Moto Shield Pro to grow over 50% year over year.

You know, Evan, looking back at our journey, it's clear we've come a long way from the automotive care space.

Absolutely, and after 9 years, we've decided to shift gears. We wanted to share our success with a new idea: we would provide an opportunity for our customers to become our partners and shareholders in Moto Shield Pro and build a new collaborative company. A new vendor-customer-shareholder relationship that would utilize investment funds, increase buying power, share the savings with each other, increase profits for all parties, and enhance new business opportunities, marketplaces, and product development. This unique investment model will transform the automotive care industry into a new high-net-worth network.

Let's talk about our vision for the future of Moto Shield Pro. We maintain the highest quality, highest performance, and affordability as our key mission statement and slogan, with a focus on innovation. Through this new investment program, we would be able to capitalize on years of experience and feedback through this collaborative relationship to build newer and better products.

Exactly, but we're not stopping there. This new network of partnerships will amplify our buying power, slashing costs by up to 40% and sharing the new savings for immediate ROI. It will drive brand development, additional e-commerce, and international marketplaces and distributors. It's a win-win. We'll expand into new product lines, such as vinyl wrap, colored PPF, and new home window films.

Let's take a look at XPEL's journey to success as a blueprint. Founded in 1997 as CP Films Incorporated, they started with distributing window films for vehicles. They evolved and grew, developing their own paint protection films known for their high quality and self-healing

capabilities. In 2017, they went public, listing their shares on the Toronto Stock Exchange under the ticker D.U. That IPO provided them with the capital they needed to fuel their growth and expansion. They even changed their name to XPEL Technologies Corporation in 2019, reflecting their focus on automotive protection products. Their performance speaks for itself, with a market cap valuation of $893 million since 2006. From having ceramic coatings and new window tint films, XPEL has expanded their product line and solidified their position in the automotive aftermarket customization industry.

XPEL, like some other public automotive brands, focuses on their dealer network, which includes high-price products with long 3- to 5-year contracts and large minimum purchases. It is time for a global change.

We've detailed our investment proposal in the offering deck, partnering up with Silicon Prairie, who are registered brokers with FINRA. Create your account under Silicon Prairie. We're extremely excited to have you join us as new partners, leveraging all our knowledge to become this new conglomerate company, creating new value and wealth together.

We welcome any questions you might have. Please contact us at investormarketing@motorshieldpro.com. To view this offering, please visit our website, motorshieldpro.com, or schedule a virtual meeting to answer any questions you may still have. Become an investor today! Together we build, together we prosper.